Name of Subsidiary	Jurisdiction Organized

Gill Ranch Storage, LLC	Oregon

NW Natural Energy, LLC	Oregon

NW Natural Gas Storage, LLC	Oregon

NNG Financial Corporation	Oregon

Palomar Gas Holdings, LLC	Delaware

Palomar Gas Transmission, LLC	Delaware

BL Credit Holdings, LLC	Delaware

Northwest Biogas, LLC	Oregon

KB Pipeline Company	Oregon

Northwest Energy Corporation	Oregon

Northwest Energy Sub Corporation	Oregon